INVEST IN **ATAKAMA**

Atakama transforms the web browser into a secure workspace, protecting against Phishing and Malware


ATAKAMA
GLOBAL // TENANT TWO
Global // Tenant Two
Dashboard
Users
Reports
Policy
MSP Global
TENANT VIEW
Tenant One
Tenant Two
Phishing Links Blocked
Links Blocked
2% vs last week
downloads blocked
41%
Total number of uploads blocked
312% out of 413
Total managed by users by department
Finance
Marketing
Tech
HR
Sales
Legal
Operations

atakama.com New York, NY

Technology SaaS

Highlights

1. Atakama successfully raises $11M from the crowd over the last 18 months (via Reg CF and Reg D)

2. Atakama expands its product portfolio and targets the $329B Managed Service Provider (MSP) market.

3. MSPs service Small and Medium-sized Businesses (SMBs) representing $370B in tech spend.

4. 18+ months spent with over 30 MSP design partners influencing product and go-to-market strategy.

5. Early Access Beta Program announced in January 2024 - over 40 deployments to date.

6. The general availability of the Atakama Browser Security Platform is to be announced in March 2024.

7. The Atakama Browser Security Platform enables monthly recurring revenue for the business.

Our Team



Daniel H. Gallancy CEO and co-founder

A security-obsessed tech entrepreneur doing bitcoin and crypto-related projects for a decade. Hacked together a bitcoin cold wallet in 2012. Built a wireless ethernet system using lasers, long before wifi existed. Physics and EE

degrees from UPenn.

Atakama was born through its founders' experience in the Bitcoin and cryptocurrency world, where the best-in-class security mechanisms distribute pieces of data across numerous devices. The concept is similar to having a paper password and splitting it across a dozen safe deposit boxes: it's inherently far more difficult to attack. If this approach exists to protect the most valuable financial assets on the planet, why not apply the same concept to protecting privacy and enhancing security for sensitive data?



Dimitri Nemirovsky COO and co-founder

A confessed technology nerd and recovering attorney. Dimitri spent 12 years practicing law. After discovering bitcoin and blockchain technology in 2013, Dimitri left the legal practice to become an entrepreneur.



Scott Glazer CRO

Scott has more than 20 years of experience leading outperforming sales organizations. His roster of achievements includes increasing annualized revenue by 60 percent at a prior startup, which enabled an exit to a Fortune 500 company.



Stephanie Weagle CMO

Stephanie builds and leads high-performing global marketing organizations. Stephanie has held leadership positions at B2B technology companies in cybersecurity, IT networking, and infrastructure and physical security domains.

Why Atakama Browser Security?


New Product
...Market
...Opportunity
ATAKAMA


The browser is the only consumer application used in every commercial context.
The browser is today's Window of Work, but its security has been underserved.
Until now...

ATAKAMA

Acceleration of SaaS fuels risk...


70%

SMB adoption rate for the cloud.[1]


30%

of SaaS applications are non corporate-sanctioned.[3]


73%

of organizations already have or are moving to an all-SaaS environment.[2]


95%

of undetectable malware is spread through web browsing.[4]

1. https://neovera.com/small-business-vs-enterprises-uses-cloud/#:~:text=Small%20to%20medium%20sized%20businesses,businesses%20are%20around%2050%25%20adoption
2. https://www.mynewsdesk.com/11press/pressreleases/according-to-enterpriseappstoday-73-percent-of-organizations-are-either-switching-or-plan-to-switch-all-their-systems-to-saas-platforms-3167461
3. https://thehackernews.com/2023/03/2023-browser-security-report-uncovers.html
4. https://www.indusface.com/blog/web-browser-based-attacks-how-to-protect-your-end-users/

The unprecedented rise of the secure browser

Gartner.


2025
2026
2027
2030

...will be featured in **25%** of web security competitive situations, up from less than **5%** today.

...**25%** of enterprises will be using managed browsers or extensions, up from less than **10%** today.

...**core platform** for delivering **workforce productivity and security** software.

...**becomes central component** of most enterprise superapp strategies.

The Atakama Managed Browser Security Platform

Transform any browser into a secure and easily managed workspace.

Protect people, data, and applications by embracing user-centric safeguards.


Insights & Monitoring
Browser Security Controls
DNS & Web Content Filtering
Data Leakage Control
Credential Analysis
SaaS App Discovery

Securing Today's Window of Work.

Browser Security Market on Fire


Island
$1.5B Valuation
$600M Valuation
Pending Acquisition

TALON by Palo Alto

2023

LAUNCHED IN 2021

2023

LAUNCHED IN 2020

ATAKAMA

Go to Market Strategy

ATAKAMA

Small and Mid-Market Business Trends



99%

SMBs account for **99% of all US companies** – half of all US employees

$370B

Small Businesses represent $370B in Tech Spend

3X

Small businesses are three times more likely to be targeted by criminals

ATAKAMA

What is an MSP?

- **Managed Service Provider hired to:**
  - Become the IT and Security team for the Small to Mid-Sized organization
- **What do they offer?**
  - Network, application, infrastructure and security services
  - Ongoing and regular support and active administration
  - Implementation management and support of tech stack
- **What's their business model?**
  - Monthly subscription-based service packages inclusive of IT and security software and services



MANAGED SERVICES
IT support
Backup and disaster recovery
Networking infrastructure
Managed communications (email, telephone networks)
Cybersecurity
Auditing and compliance
Data analysis and reporting
Cloud computing management

ATAKAMA

MSP Market in High Growth Mode




$329B Market by 2025[1]
3 out of 5 MSPs saw an increased revenue in the past 12 months[2]
ATAKAMA


$9M Revenue Opportunity at Launch
ATAKAMA BROWSER SECURITY DESIGN PARTNERS
DATAPRISE
BLUE ALLIANCE IT
PATH
SOLARUS
solis
kme
TECH
Cpi Compupercations
RFA
Pixel Health
PACIFIC OFFICE AUTOMATION
ECI
NAKA
nexustek
TeamLogicIT
CORETEK
integratedData TECHNOLOGIES INC.
Reality IT Services LLC
Atlantic PC, Inc.
Synoptek
CloudHesive
PC
BRITECITY
ATAKAMA

Note: future revenues are not guaranteed


Monthly Recurring Subscription Revenue
Minimum annual commitment
Tiered, volume-based pricing
Land and Expand
ATAKAMA


Raising capital from forward-thinking investors like you, allows us to continue our mission to disrupt the status quo of the cybersecurity industry, with purpose-built solutions.
Still have questions? We've got answers!
Email us at investors@atakama.com